EXHIBIT 21.1

Subsidiaries of Haights Cross Communications, Inc.

Subsidiary Name	State of Incorporation
Haights Cross Operating Company	Delaware
Haights Cross Operating Company Subsidiaries:
Triumph Learning, LLC	Delaware
Recorded Books, LLC	Delaware
Recorded Books, LLC Subsidiary:
WF Howes Limited	United Kingdom
Wavesound Pty Ltd	Australia